SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549





                                   FORM 11-K





     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT

         OF 1934

        For the plan year ended December 31, 1998

          or


     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

         SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ______ to _______



Commission File Number: 0-6645



          A. Full title of the plan and address of the plan, if different from that of the issuer named below:



                        THE MANITOWOC COMPANY, INC. DEFERRED

                                COMPENSATION PLAN



          B.  Name of the issuer of securities held pursuant to the plan and the address of it's principal executive office:


                          THE MANITOWOC COMPANY, INC.

                              500 So. 16th Street

                              Manitowoc, WI 54220



















                    There are no exhibits to this document.



                               Page 1 of 4 Pages







                              REQUIRED INFORMATION



The following financial statements of The Manitowoc Company, Inc. Deferred

Compensation Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as

amended, are filed herewith.









                               Page 2 of 4 Pages





The Manitowoc Company, Inc. Deferred Compensation Plan

Financial Statements for the Period Ending December 31,



                                                 1998            1997
                                             ----------       ----------



   Cash & Equivalents                      $      42,253   $      3,378

   Contribution Receivable                       162,518        211,225

   Investment in Company Stock                 7,141,624      4,371,738

   Investment in Balanced Fund                 4,861,533      3,125,829
                                              ----------      ---------

     Assets Available for Plan

      Benefits                               $12,207,928    $ 7,712,170
                                            ============    ===========

   Change in Assets Available for

   Plan Benefits

   Opening Balance                          $  7,712,170     $4,979,736

   Interest Income                                 1,659        371,171

   Dividend Income                               235,767         56,987

   Employee Contributions                      2,308,193      2,177,444

   Employer Contributions                        162,518        135,132

   Benefit Payments                             (848,263)      (184,004)

   Fees                                          (24,983)       (16,078)

   Realized Gain (Loss)                          883,187          1,228

   Unrealized Gain/(Loss)                      1,777,680        190,554
                                              ----------      ---------

      Ending Balance of Assets Available
      for Plan Benefits                      $12,207,928     $7,712,170
                                              ==========     ==========



                                  Page 3 of 4







                                   SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, who administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the

City of Manitowoc, and State of Wisconsin, on this 30th day of June, 1999.



                         THE MANITOWOC COMPANY, INC.

                         DEFERRED COMPENSATION PLAN


                         /s/ Thomas G. Musial
                         ---------------------------

                         Thomas G. Musial


                          Page 4 of 4 Pages